UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to ___________

Commission file number 001-15749

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bread Financial 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bread Financial Holdings, Inc.
3095 Loyalty Circle
Columbus, Ohio 43219

Bread Financial 401(k) Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2024 and 2023

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Operations Committee and
Plan Participants of the Bread Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bread Financial 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since at least 1996, but we are unable to determine the specific year.

Columbus, Ohio

June 18, 2025

Bread Financial 401(k) Plan
Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets:

Investments at fair value	$903,513,359	$794,320,397
Cash	1,989	19,107

Receivable for employer contributions	17,534,407	18,530,177
Receivable for employee contributions	—	1,187,239

Notes receivable from participants,
net of allowance for defaulted loans	11,045,172	9,564,506
Due from brokers	34,803	72,326
Total assets	932,129,730	823,693,752

Liabilities:

Due to brokers	143,086	283,870

Net assets available for benefits	$931,986,644	$823,409,882

See accompanying notes.

Bread Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2024 and 2023

	2024	2023
Additions:
Investment income:
Net appreciation in fair value of investments	$104,714,387	$125,118,240
Interest and dividends	8,390,043	6,191,736
Total investment income	113,104,430	131,309,976

Interest on notes receivable from participants	960,383	607,432

Contributions:
Employer	29,435,691	29,647,896
Participants	39,020,124	36,707,306
Rollovers	5,963,961	8,028,402
Total contributions	74,419,776	74,383,604

Total additions	188,484,589	206,301,012

Deductions:
Distributions to participants	79,865,976	166,183,887
Administrative expenses	41,851	549,109
Total deductions	79,907,827	166,732,996

Net increase in net assets available for benefits	108,576,762	39,568,016

Net assets available for benefits:
Beginning of year	823,409,882	783,841,866

End of year	$931,986,644	$823,409,882

See accompanying notes.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
1. Description of the plan

General

The Bread Financial 401(k) Plan (the “Plan”) is a defined contribution plan covering certain employees of Bread Financial Payments, Inc., a wholly-owned subsidiary of Bread Financial Holdings, Inc. (“BFH Securities”), and its affiliates (the “Employer”). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Trustee and recordkeeper

As of September 19, 2023, T. Rowe Price Trust Company (the “Trustee”), serves as the trustee and holds the Plan’s investments and T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services to the Plan. Prior to September 19, 2023, Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company (the “Former Trustee”) and Principal Life Insurance Company (the “Former Recordkeeper”) served in these roles.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

Contributions

Employer’s Matching Contributions
The Employer matches 50% of the first 6% of eligible compensation contributed by a participant, calculated on a payroll period basis.

As of the end of the Plan year, the Employer provides a true-up matching contribution based on the above percentages, a participant’s voluntary contributions, and eligible compensation for the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual eligible compensation limit for the Plan years ended December 31, 2024 and 2023 was $345,000 and $330,000, respectively.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
Employer’s Safe Harbor Non-Elective Contributions
The Employer makes a safe harbor non-elective contribution equal to 3% of eligible annual compensation as of the end of the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code.

Participant’s Voluntary Contributions
A participant may elect to make voluntary contributions of 1% to 85% of his or her annual eligible compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum amount permitted under Section 402(g) of the Code, which was $23,000 and $22,500 for each of the Plan years ended December 31, 2024 and 2023, respectively. Regular after-tax contributions are limited by the Code based on total participant and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the amount of voluntary contributions that participants are allowed to make.

A participant age 50 and over before the end of the Plan year may elect to make a catch-up voluntary tax-deferred or after-tax Roth contribution of up to $7,500 for each of the Plan years ended December 31, 2024 and 2023.

A participant may also contribute amounts representing a distribution from another qualified defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer’s contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers collective investment trusts, mutual funds, self-managed brokerage accounts, and the common stock of BFH Securities as investment options.

The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is determined based on the participant’s date of birth.

Participant accounts

The Plan credits each participant’s account with the participant’s voluntary contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
Vesting

A participant is fully and immediately vested in any voluntary contributions, rollover contributions, Employer safe harbor non-elective contributions, and Employer safe harbor matching contributions made prior to December 31, 2022. Beginning January 1, 2023, the Employer’s matching contributions are on a 3-year cliff vesting schedule, and each participant is credited with a year of vesting service for each Plan year that the participant is credited with at least 500 hours of service.

For all associates employed as of, or subsequent to, January 1, 2007, any employer discretionary profit sharing contributions that were previously provided vest on a three-year cliff vesting schedule. For all associates terminated prior to January 1, 2007, any employer discretionary profit sharing contributions that were previously provided were on a five-year cliff vesting schedule.

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable.

Distributions are generally made in the form of a lump-sum, partial distribution, or in the form of substantially equal installments over a fixed number of years that do not exceed the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary. Those participants holding shares of BFH Securities will have the option to receive such amounts in whole shares of BFH Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or to an individual retirement account specified by the participant.

Terminated participants based on age are required to take minimum annual distributions in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).

In-service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax regular account and their rollover account at any time.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with repayment generally made from payroll deductions. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Amounts allocated to participants withdrawn from the Plan

There were no amounts allocated, but not yet paid, to participants who have withdrawn from the Plan as of December 31, 2024 and 2023.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $355,000 and $4,082 for the years ended December 31, 2024 and 2023, respectively. Additionally, $1,000 was used to pay Plan expenses for the year ended December 31, 2023. There were $60,393 and $105,571 of unused forfeitures as of December 31, 2024 and 2023, respectively.

Expenses

As of September 19, 2023, administrative expenses are paid directly by the Employer except for expenses for expedited processing of participant loan or distribution proceeds which are charged to participants’ accounts and disclosed in the financial statements as administrative expenses. Prior to September 19, 2023, administrative expenses were charged to participants’ accounts and reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets increase the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
Contributions

Participant contributions and related Employer matching contributions are recorded in the year in which the participant contributions are withheld from compensation. The Employer’s safe harbor non-elective contribution is recorded based on participant’s Plan year compensation paid during the Plan year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is presented in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $175,000 and $50,000 has been recorded for December 31, 2024 and 2023, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

3. Fair value measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include
•    quoted prices for similar assets and liabilities in active markets;
•    quoted prices for identical or similar assets or liabilities in inactive markets;
•    inputs other than quoted prices that are observable for the asset or liability; or
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
Employer common stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Collective investment trusts: Valued at their respective Net Asset Value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Galliard Stable Return Fund—one of the collective investment trusts in the Plan—the fund’s trustee may, at its sole discretion, impose a prior notice period of up to 12 months for any Employer-initiated withdrawal of assets. All other collective investment trusts held by the Plan do not impose such redemption restrictions. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2024 and 2023:

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023

	Assets at fair value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$211,379,888	$—	$—	$211,379,888
Employer common stock	11,281,195	—	—	11,281,195
Self-managed brokerage	21,475,935	—	—	21,475,935
	$244,137,018	$—	$—	244,137,018
Collective investment trusts measured at net asset value				659,376,341
				$903,513,359

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$180,055,864	$—	$—	$180,055,864
Employer common stock	6,307,217	—	—	6,307,217
Self-managed brokerage	15,337,523	—	—	15,337,523
	$201,700,604	$—	$—	201,700,604
Collective investment trusts measured at net asset value				592,619,793
				$794,320,397

4. Tax status

The Plan sponsor adopted a non-standardized pre-approved plan document. The Internal Revenue Service (“IRS”) has determined and informed the pre-approved plan sponsor, by an opinion letter dated on August 19, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Code. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2024 and 2023
5. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer also has the right at any time, by action of its board of directors, to terminate the Plan, subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

6. Parties-in-interest

The Plan, including holdings under the self-managed brokerage investment option, held $11,281,195 and $6,307,217 of Bread Financial Holdings, Inc. common stock as of December 31, 2024 and 2023, respectively.

The Trustee and the Former Trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses. Bread Financial, which is a party-in-interest, provides certain administrative services to the Plan at no charge. The cost of providing these services constitutes exempt party-in-interest transactions under ERISA.

7. Reconciliation of financial statements to Form 5500

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2024
Benefit payments per the financial statements	$79,865,976
Reserves for defaulted loans
As of December 31, 2024	(175,000)
As of December 31, 2023	50,000
Corrective distributions	(36,089)
Benefit payments per Form 5500	$79,704,887

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Bread Financial Holdings, Inc.	Employer common stock		$11,281,195
	Vanguard Fiduciary Trust Company Target Retirement Income Trust I	Collective investment trust		9,143,793
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust I	Collective investment trust		13,073,165
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust I	Collective investment trust		46,062,916
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust I	Collective investment trust		67,976,294
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust I	Collective investment trust		100,058,546
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust I	Collective investment trust		105,316,993
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust I	Collective investment trust		87,455,349
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust I	Collective investment trust		74,144,365
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust I	Collective investment trust		49,931,834
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust I	Collective investment trust		18,111,415
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust I	Collective investment trust		4,868,697
	Vanguard Fiduciary Trust Company Target Retirement 2070 Trust I	Collective investment trust		702,083

The notes to the financial statements are an integral part of this schedule.

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Galliard Stable Return Fund	Collective investment trust		25,559,508
	Jennison Growth Equity Fund 3	Collective investment trust		29,433,068
	Wasatch Core Growth CIT A	Collective investment trust		14,156,429
	Columbia Trust Small Cap Value II Fund 2	Collective investment trust		13,381,886
	Vanguard Institutional Index Fund	Mutual fund		106,322,146
	Dodge & Cox Stock Fund	Mutual fund		27,925,243
	American Funds EuroPacific Growth Fund	Mutual fund		12,619,976
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund		19,538,961
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund		15,893,359
	Metropolitan West Total Return Bond Fund	Mutual fund		9,687,208
	Vanguard Extended Market Index Fund	Mutual fund		19,170,251
*	T. Rowe Price Government Money Fund	Mutual Fund		222,744
*	Self-Managed Brokerage Accounts			21,475,935
*	Participant Loans	Interest rates of 5.25% - 10.50%, maturing through 2039	-	11,045,172

*    Represents a party-in-interest

(1)    Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 18, 2025

BREAD FINANCIAL 401(K) PLAN

By: /s/ Brandy Sullivan
Brandy Sullivan
SVP, Chief People and Culture Officer

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

* filed herewith